SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 1 to

Schedule TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1) of the

Securities Exchange Act of 1934

TAYLOR CAPITAL GROUP, INC.

(Name of Subject Company (Issuer) and Filing Person (Offeror))

8% Non-Cumulative Convertible Perpetual Preferred Stock, Series A	876851304
(Title of Class of Securities)	(CUSIP Number of Class of Securities)

Steven H. Shapiro

General Counsel and Corporate Secretary

Taylor Capital Group, Inc.

9550 West Higgins Road

Rosemont, Illinois 60018

(847) 653-7978

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)

CALCULATION OF FILING FEE

Transaction valuation(*)	Amount of Filing Fee(**)
$60,000,000.00	$4,278.00

*	Calculated solely for the purpose of determining the amount of the filing fee. This valuation assumes the exchange of 2,400,000 shares of 8% Non-Cumulative Convertible Perpetual Preferred Stock, Series A, par value $0.01 per share, and a $25.00 liquidation preference per share, for shares of common stock of Taylor Capital Group, Inc., par value $0.01 per share. Estimated for purposes of calculating the amount of the filing fee only, this amount is based on the book value per share of $25.00 as of April 13, 2010.

**	The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, equals $71.30 for each $1,000,000 of the value of the transaction.

☒	Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$4,278.00	Filing Party:	Taylor Capital Group, Inc.
Form or Registration No.:	005-78771	Date Filed:	April 13, 2010

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

This Amendment No. 1 amends and supplements the Issuer Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission on April 13, 2010 (“Schedule TO”) relating to an offer by Taylor Capital Group, Inc., a Delaware corporation (the “Company”), pursuant to Rule 13e-4 under the Securities Exchange Act of 1934, as amended, to issue to each holder of the Company’s 8% Non-Cumulative Convertible Perpetual Preferred Stock, Series A (the “Series A Preferred Stock”) 3 shares of the Company’s common stock, par value $0.01 per share for each share of Series A Preferred Stock they convert on the terms and subject to the conditions described in the Offer to Exchange, dated April 13, 2010 (the “Offer to Exchange”), and in the related Letter of Transmittal (which, as amended or supplemented from time to time, together, constitute the “Exchange Offer”).

ITEM 10.	FINANCIAL STATEMENTS

In the Offer to Exchange attached to Schedule TO as Exhibit (a)(1)(A), a new section “Selected Consolidated Financial Data” is hereby inserted immediately following the section “Dividend Policy,” which new section reads in its entirety as follows:

SELECTED CONSOLIDATED FINANCIAL DATA

Historical Financial Data

The selected consolidated financial data presented below under the caption “Taylor Capital Group, Inc.” as of and for the five years ended December 31, 2009, is derived from our historical financial statements. The selected financial information presented below under the caption of “Cole Taylor Bank” is derived from unaudited financial statements of the Bank or from the audited consolidated financial statements of Taylor Capital Group, Inc. This information should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the Company’s consolidated financial statements and the related notes included in our Annual Report on Form 10-K for the fiscal year ended December 31, 2009. Results from past periods are not necessarily indicative of results that may be expected for any future period.

	Year Ended December 31,
	2009	2008	2007	2006	2005
	(dollars in thousands, except per share data)
TAYLOR CAPITAL GROUP, INC. (consolidated):

Statements of Operations Data:
Net interest income	$122,911	$92,351	$104,705	$111,192	$108,607
Provision for loan losses	89,611	144,158	31,900	6,000	5,523

Net interest income (loss) after provision for loan losses	33,300	(51,807)	72,805	105,192	103,084
Noninterest income:
Service charges	11,306	9,136	7,709	7,738	9,022
Trust and investment management fees	1,697	3,578	3,864	4,155	4,545

Gain (loss) on investment securities	17,595	(2,399)	—	—	127
Sale of branch and land trusts	—	—	—	—	3,572
Other noninterest income	2,993	2,122	5,138	4,372	599

Total noninterest income	33,591	12,437	16,711	16,265	17,865
Noninterest expense:
Salaries and employee benefits	42,914	47,855	37,771	40,652	40,255
Goodwill impairment	—	—	23,237	—	—
Other noninterest expense	54,693	45,515	33,517	32,607	29,400

Total noninterest expense	97,607	93,370	94,525	73,259	69,655

Income (loss) before income taxes	(30,716)	(132,740)	(5,009)	48,198	51,294
Income tax expense (benefit)	834	(8,212)	4,561	2,035	19,523

Net income (loss)	(31,550)	(124,528)	(9,570)	46,163	31,771
Preferred dividends and discounts	(11,483)	(18,830)	—	—	—

Net income (loss) applicable to common stockholders	$(43,033)	$(143,358)	$(9,570)	$46,163	$31,771

Common Share Data:
Basic earnings (loss) per share	$(4.10)	$(13.72)	$(0.89)	$4.17	$3.13
Diluted earnings (loss) per share	(4.10)	(13.72)	(0.89)	4.12	3.07
Cash dividends per common share	—	0.10	0.40	0.28	0.24
Book value per common share	9.02	13.47	24.10	24.36	19.99
Dividend payout ratio	N.M.	N.M.	N.M.	6.75%	7.77%
Weighted average shares – basic earnings per share	10,492,911	10,450,177	10,782,316	10,940,162	10,045,358
Weighted average shares – diluted earnings per share	10,492,911	10,450,177	10,782,316	11,118,818	10,286,647
Shares outstanding – end of year	11,076,707	11,115,936	10,551,994	11,131,059	10,973,829

	Year Ended December 31,
	2009	2008	2007	2006	2005
	(dollars in thousands, except per share data)
TAYLOR CAPITAL GROUP, INC. (consolidated):

Balance Sheet Data (at end of year):
Total assets	$4,403,502	$4,388,889	$3,556,463	$3,379,667	$3,280,672
Investment securities	1,271,271	1,094,594	892,371	669,085	656,753
Total loans	3,035,328	3,233,261	2,533,333	2,500,685	2,384,931
Allowance for loan losses	106,185	128,548	54,681	37,516	37,481
Goodwill	—	—	—	23,237	23,237
Total deposits	2,976,800	3,131,046	2,580,192	2,639,927	2,543,644
Other borrowings	337,669	275,560	389,054	262,319	298,426
Notes payable and other advances	627,000	462,000	205,000	80,000	75,000
Junior subordinated debentures	86,607	86,607	86,607	86,607	87,638
Subordinated notes, net	55,695	55,303	—	—	—
Preferred stock	158,844	157,314	—	—	—
Common stockholders’ equity	99,962	149,773	254,256	271,192	219,318
Total stockholders’ equity	258,806	307,087	254,256	271,192	219,318

Earnings Performance Data:
Return on average assets	(0.70)%	(3.27)%	(0.28)%	1.40%	1.05%
Return on average stockholders’ equity	(10.74)	(51.01)	(3.47)	19.55	17.41
Net interest margin (non tax-equivalent) (1)	2.77	2.46	3.22	3.49	3.75
Noninterest income to revenues	13.24	5.73	6.86	6.86	9.13
Efficiency ratio (2)	70.27	87.11	77.85	57.48	55.13
Loans to deposits	101.97	103.26	98.18	94.72	93.76
Average interest earning assets to average interest bearing liabilities	125.32	120.66	122.78	122.42	123.83

Ratio of earnings to fixed charges: (3)
Including interest on deposits	0.59	x	(0.16	)x	0.96	x	1.43	x	1.72	x
Excluding interest on deposits	(0.00	)x	(3.63	)x	0.82	x	2.92	x	3.61	x

Asset Quality Ratios:
Allowance for loan losses to total loans	3.50%		3.98%		2.16%		1.50%		1.57%
Allowance for loan losses to nonperforming loans (4)	75.06		64.15		72.27		113.15		278.69
Net loan charge-offs to average total loans	3.53		2.52		0.59		0.25		0.24
Nonperforming assets to total loans plus repossessed property (5)	5.48		6.58		3.09		1.34		0.61

Capital Ratios:
Total stockholders’ equity to assets – end of year	5.88%		7.00%		7.15%		8.02%		6.69%
Average stockholders’ equity to average assets	6.55		6.41		8.21		7.18		6.05
Leverage ratio	7.60		8.73		9.40		10.17		8.90
Tier 1 risk-based capital ratio	9.79		10.22		11.44		12.10		10.44
Total risk-based capital ratio	12.72		13.02		12.74		13.35		12.02

COLE TAYLOR BANK:
Net income (loss)	$(23,977)		$(117,196)		$(2,971)		$40,247		$40,089
Return on average assets	(0.54)%		(3.08)%		(0.09)%		1.22%		1.33%
Stockholder’s equity to assets – end of year	6.95		7.36		8.82		9.38		8.58
Leverage ratio	6.77		7.11		8.74		9.04		8.46
Tier 1 risk-based capital ratio	8.73		8.32		10.62		10.76		9.91
Total risk-based capital ratio	11.64		11.12		11.88		12.01		11.16

N.M.	Not Meaningful
(1)	Net interest margin is determined by dividing net interest income, as reported, by average interest-earning assets.
(2)	The efficiency ratio is determined by dividing noninterest expense by an amount equal to net interest income plus noninterest income, adjusted for gains or losses on investment securities.
(3)	For purposes of calculating the ratio of earnings to fixed charges, earnings consist of earnings (loss) before income taxes plus interest and rent expense. Fixed charges consist of interest expense, rent expense and preferred stock dividend requirements.

(4)	Nonperforming loans consist of nonaccrual loans and loans contractually past due 90 days or more but still accruing interest.
(5)	Nonperforming assets consist of nonperforming loans and other real estate owned and other repossessed assets.

Pro Forma Financial Data

The following table sets forth certain of our financial data as of December 31, 2009 on an actual basis and on a pro forma basis as adjusted to give effect to the completion of the Exchange Offer at full participation therein. The following data should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the consolidated financial statements and the notes thereto from our Annual Report on Form 10-K for the fiscal year ended December 31, 2009. Certain amounts included in the “Pro Forma As Adjusted” column contain estimates, including estimates of fair value and issuance costs, which may not reflect actual amounts when the Exchange Offer is consummated.

	December 31, 2009
(Unaudited)	Actual	Pro Forma As Adjusted
	(dollars in thousands, except per share data)
Long-Term Debt:
Senior Debt(1)	$12,000	$—
Subordinated Debt	55,695	55,695
Trust Preferred Securities	86,607	86,607

Total Long-Term Debt	$154,302	$142,302

Stockholders’ Equity:
Preferred stock, $0.01 par value, 10,000,000 shares authorized:
Series A, 8% non-cumulative convertible perpetual, 2,400,000 shares issued and outstanding, $25.00 liquidation value(2)	$60,000	$—
Series B, 5% fixed rate cumulative perpetual, 104,823 shares issued and outstanding, $1,000 liquidation value	98,844	98,844
Common stock, $.01 par value; 45,000,000 shares authorized; 12,029,375 shares issued and 11,076,707 shares outstanding at December 31, 2009 and 19,229,375 shares issued and 18,276,707 shares outstanding as adjusted.(3)	120	192
Surplus(4)	226,398	302,526
Accumulated deficit(5)	(110,617)	(128,317)
Accumulated other comprehensive income, net	8,697	8,697

Treasury stock, at cost, 952,668 shares	(24,636)	(24,636)

Stockholders’ equity	258,806	257,306

Total capitalization(6)	$413,108	$399,608

Tangible book value per common share	$9.02 (7)	$8.67 (8)

Capital Ratios:
Total risk-based capital ratio	12.72%	12.69%
Tier 1 risk-based capital ratio	9.79	9.75
Leverage ratio	7.60	7.56

(1)	As of December 31, 2009, the Company had $12.0 million outstanding under its credit facility. The Company repaid the outstanding balance under this credit facility on March 26, 2010, prior to this offering.
(2)	Reflects $60.0 million of Series A Preferred Stock converted into Common Stock in the Exchange Offer.
(3)	Does not include (i) 900,000 shares of Common Stock reserved for issuance upon exercise of detachable warrants issued in connection with the Bank’s issuance of $60.0 million of subordinated notes in 2008, (ii) 500,000 shares of Common Stock reserved for issuance upon exercise of the warrant issued in 2008 to Financial Investments Corporation, or (iii) 1,462,647 shares of Common Stock reserved for issuance upon exercise of the warrant issued to the Treasury in 2009. A summary of our capital stock can be found in Note 15 to our Consolidated Financial Statements in our Annual Report on Form 10-K for the year ended December 31, 2009.
(4)	Reflects the additional surplus provided by the issuance of 7,200,000 shares upon conversion of the Series A Preferred net of issuance costs, assumed to be $1.5 million.
(5)	Reflects the assumed non-cash dividend to Series A Preferred holders assuming 1,200,000 common shares are issued to induce the Series A Preferred stockholders to convert to Common Stock at a fair value of $14.75 per common share, which is the closing price of the Company’s Common Stock on April 9, 2010.
(6)	Total capitalization represents long-term debt plus total stockholders’ equity.
(7)	Equal to tangible common book value as of December 31, 2009 of $100.0 million divided by shares outstanding as of December 31, 2009 of 11.1 million.
(8)	Equal to pro forma tangible common book value of $158.5 million divided by pro forma shares outstanding of 18.3 million.

In the event that the Exchange Offer would have been completed at full participation therein as of December 31, 2008, the Company’s ratio of earnings to fixed charges (including interest on deposits) for the year ended December 31, 2009 described in the section entitled “Selected Consolidated Financial Data—Historical Financial Data” would have been 0.64x instead of 0.59x.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: April 22, 2010	TAYLOR CAPITAL GROUP, INC.

	By:	/s/ Steven H. Shapiro
Steven H. Shapiro
General Counsel and Corporate Secretary